TOP GLOVE CORPORATION BHD.

(Company No.: 474423-X)
• Public Listed Company on Bursa Malaysia Main Board[redacted]
Latex Examination, Nitrile, Surgical, Vinyl, Household, Industrial [redacted] xporter
The World's Largest Rubber Glove Manufacturer
"Always Staying At The Top"
AWARDED ISO 9001
Lot 5091, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang, Selai
Tel: 603-3392 7880 / 8910 Fax: 603-33927229 / 9160
E-mails : i) top@topglove.com.my ii) tgmed@po.jaring.m;
Websites : i) www.topglove.com.my ii) http://topglove.asiaep.com

07021480

1998 to 2006 Celebrating Malaysia's Enterprising Spirit

082-34922

FACILITIES : 15 Factories (Malaysia, Thailand & China) • 255 Production Lines • 24.0 Billion Gloves Per Annum • 8000 Employees

MARKET : Exports to more than 175 countries worldwide with Marketing offices in the USA and Germany.

24/02/2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance,
100F Street, NE,
Washington, DC 20549
USA
Mailstop: Room 3628

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASH. D.C. 153 SECTION

SUPPL

Dear Sirs,

Re : Top Glove Corporation Berhad – Company Announcements
Symbol: TGLVY
Cusip: 890543100

Reference is made to the above and we are pleased to enclose herewith, recent announcements made by the Company to the Malaysian Stock Exchange, Bursa Malaysia Berhad, between June 2006 till January 2007 for your retention and perusal.

Should you require further information please do not hesitate to contact the undersigned at 03-3392 7880 ext. 118.

Thank you.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

Yours faithfully,
Top Glove Corporation Bhd.

Chee Ban Tuck
Finance Manager

Cc: Dato' Sri Dr. Lim, Wee-Chai/ Chairman
Mr. Lim Cheong Guan / Executive Director
Ms Violet Pagan / Assistant Vice Precident (Bank of New York)

BTC(F3)pb: WDY(F3) Company announcements - TGCB

LISTING'S CIRCULAR NO. L/Q : 40803 OF 2007

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **26/01/2007**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 482,600 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 29 January 2007.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 40657 OF 2007

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**18/01/2007**

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents :

BONUS ISSUE OF UP TO 80,495,060 NEW ORDINARY SHARES OF RM0.50 EACH IN TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") ("BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF TWO (2) BONUS SHARES FOR EVERY FIVE (5) EXISTING TOP GLOVE SHARES HELD BY THE ENTITLED SHAREHOLDERS OF TOP GLOVE ON THE BOOKS CLOSURE DATE ("BONUS ISSUE")

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Bonus Issue"]
as from : [29 January 2007]

2) The last date of lodgement : [31 January 2007]

3) Retention Money : Where securities are not delivered in time for registration by the seller, then the brokers concerned :-

a) Selling Broker to deduct [2/7] , of the Selling Price against the Selling Client.

b) Buying Broker to deduct [28.57%] of the Purchase Price against the Buying Client.

c) Between Broker and Broker, the deduction of [2/7] of the Transacted Price is applicable.

Entitlements (Notice of Book Closure)
Reference No **MM-070116-62891**

Submitting Merchant Bank	:	CIMB INVESTMENT BANK BERHAD
Company Name	:	TOP GLOVE CORPORATION BHD
Stock Name	:	TOPGLOV
Date Announced	:	17/01/2007

EX-date :**29/01/2007**
Entitlement date :**31/01/2007**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Bonus Issue**
Entitlement description:
BONUS ISSUE OF UP TO 80,495,060 NEW ORDINARY SHARES OF RM0.50 EACH IN TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") ("BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF TWO (2) BONUS SHARES FOR EVERY FIVE (5) EXISTING TOP GLOVE SHARES HELD BY THE ENTITLED SHAREHOLDERS OF TOP GLOVE ON THE BOOKS CLOSURE DATE ("BONUS ISSUE")
Period of interest payment : to
Financial Year End :
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**31/01/2007** to **31/01/2007**
Registrar's name ,address, telephone no:
Securities Services (Holdings) Sdn Bhd
Level 7, Menara Milenium,
Jalan Damanlela,
Pusat Bandar Damansara,
Damansara Heights,
50490 Kuala Lumpur

Telephone No. : 03-2084 9000
Facsimile No. : 03-2094 9940 / 2095 0292
Payment date :
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**31/01/2007**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Ratio**
Ratio :**2 : 5**
Rights Issues/Offer Price :
Remarks
The Bonus Shares will be allotted, issued and credited as fully paid-up to the shareholders of Top Glove, whose names appear in the Record of Depositors of the Company as at 5.00 p.m. on 31 January 2007, on the basis of two (2) Bonus Shares for every five (5) existing Top Glove Shares held.

This announcement is dated 17 January 2007.

General Announcement
Reference No **MM-070117-61861**

Submitting Merchant Bank	:	**RHB INVESTMENT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**17/01/2007**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") Proposed private placement of up to 28,173,271 new ordinary shares of RM0.50 each in Top Glove, representing 10% of the enlarged issued and paid-up share capital of the Company after the completion of the proposed bonus issue as announced on 17 October 2006 ("Proposed Placement")**

Contents :

We refer to Top Glove's announcement dated 4 January 2007 in connection with the Proposed Placement ("Announcement"). Unless otherwise defined, the definitions set out in the Announcement shall apply herein.

On behalf of the Board, RHB INVESTBANK wishes to announce that applications to the SC pursuant to the SC Guidelines and the Guidelines on the Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee have been submitted on 15 January 2007.

This announcement is dated 17 January 2007.

General Announcement
Reference No **TG-070112-57486**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**12/01/2007**

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**IJ-070111-43153**
Subject	:	**Article Entitled: "Top Glove sets profit targets"**

Contents :

We refer to the Exchange's query by letter dated 11 January 2007 in relation to the above article as appearing in The New Straits Times, Biznews section, page 39, on Thursday, 11 January 2007, in particular, to the following statement as highlighted:

" ...net income to rise 41 per cent to RM110 million in the year ending August 31 and to reach RM140 million the following year ..."

"Sales may also rise 27 per cent to RM1.26 billion this fiscal year and to RM1.6 billion in the following 12 months ..."

We would like to inform the Exchange that the net income of RM110 million and RM140 million and the sales figure of RM1.26 billion and RM1.6 billion mentioned above are targets set by the Company for its financial years ending 31 August 2007 and 2008 respectively based on the Company's intention to grow by approximately 30% to 40% per annum for the next 2 financial years. These percentages are derived based on the Company's historical group net income and sales computation based on a 9-year average growth rate.

Appended below is an extract of the Company's pro-forma and historical group turnover and net profit record based on the audited accounts from the financial years ended 1997 to 2006 (being the latest audited accounts available):

Proforma/Historical Group Sales and Net Income Extracted From
The Audited Accounts For The Financial Years Ended 31st August 1997 To 2006

Financial Year Ended 31 August	Sales Achieved RM'000	Growth Rate %	Net Income Achieved RM'000	Growth Rate %
1997	35,453		4,291	
1998	48,493	36.78%	7,072	64.81%
1999	70,198	44.76%	9,824	38.91%
2000	103,161	46.96%	11,624	18.32%
2001	138,862	34.61%	15,902	36.80%

2002	180,202	29.77%	18,059	13.56%
2003	265,089	47.11%	25,259	39.87%
2004	418,133	57.73%	39,534	56.51%
2005	641,827	53.50%	58,141	47.07%
2006	992,661	54.65%	78,392	34.83%
Total growth from year 1997 to 2006		**405.87%**		**350.68%**
Average annual growth per year from 1997 to 2006		**45.10%**		**38.96%**

Based on the above tabulation, the Company's average sales and net income growth rate was 45.10% and 38.96% respectively. Therefore following from the above computation, the Company is targeting the annual growth rate to continue in the region of 30% to 40% for the coming years ending 2007 and 2008. Hence, the Company is projecting a sales and net income of RM1.26 billion and RM110 million for the financial year ending 2007 and RM1.6 billion and RMRM140 million for the financial year ending 2008.

The Company intends to maintain this target by continuously placing extra effort in the commissioning of new factories and production lines, deploying various marketing and business strategies to achieve both the sales and net income targets.

The projected figures mentioned in the above paragraph have not been reviewed by any external auditors.

Query Letter content :
We refer to the above article appearing in The New Straits Times, Biznews section, page 39 on Thursday, 11 January 2007, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"... net income to rise 41 per cent to RM110 million in the year ending August 31 and to reach RM140 million the following year ..."
"Sales may also rise 27 per cent to RM1.26 billion this fiscal year and to RM1.6 billion in the following 12 months ..."
In accordance with Bursa Securities' Corporate Disclosure Policy, you are requested to furnish Bursa Securities with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same, including the relevant bases and assumptions in arriving at the above forecast. In this respect, you are also required to confirm whether the accounting bases, calculations and assumptions have been reviewed by the external auditors.

Please furnish Bursa Securities with your reply within one (1) market day from the date hereof.

Yours faithfully

CHONG FUI TZY
Head, Issuers
Listing Division
Group Regulations
CFT/IJ
c.c. En. Chung Tin Fah
Securities Commission (via fax)

Reference No **CS-070110-41D1B**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**10/01/2007**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "COMPANY") - EIGHTH ANNUAL GENERAL MEETING ("8TH AGM") - EXTRAORDINARY GENERAL MEETING IN RELATION TO THE PROPOSED BONUS ISSUE AND PROPOSED SHARE BUY-BACK ("EGM")**

Contents :

We act for and on behalf of our client, Top Glove.

We, on behalf of Top Glove wish to inform that all resolutions as per the notices of the 8th AGM and EGM, both dated 13 November 2006, were duly passed at the 8th AGM and EGM respectively, both held at Hilton Kuala Lumpur, Ball Room A (Level 6), 3 Jalan Stesen Sentral, Kuala Lumpur Sentral, 50470 Kuala Lumpur on Wednesday, 10 January 2007.

This announcement is dated 10 January 2007.

Reference No **CS-070110-41D1A**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**10/01/2007**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "COMPANY") - PUBLIC SHAREHOLDING SPREAD**

Contents :

The Board of Directors of Top Glove wishes to announce that the Company has complied with the level of public shareholding spread as prescribed under paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad wherein a listed issuer must have at least 25% of its listed shares in the hands of a minimum of 1000 public shareholders holding not less than 100 shares each.

The public shareholding spread of the Company as at 31 December 2006 stands at 40.62% of the total shareholding in the hands of 1,260 public shareholders.

The above public shareholding spread is calculated based on the issued and paid-up capital of 193,497,000 ordinary shares. The additional 434,000 new ordinary shares issued on 28 December 2006 pursuant to the Employees' Share Option Scheme was only granted listing and quotation on 10 January 2007.

This announcement is dated 10 January 2007.

General Announcement
Reference No **MM-070108-58389**

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**08/01/2007**

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")**

THE PROPOSED SUBSCRIPTION OF 300,305,829 NEW SHARES REPRESENTING APPROXIMATELY 60.06% EQUITY INTEREST OF THE ENLARGED ISSUED AND PAID-UP SHARE CAPITAL OF MEDI-FLEX LIMITED ("MEDI-FLEX") ("PROPOSED SUBSCRIPTION")

Contents :

1. INTRODUCTION

Further to the announcement dated 27 November 2006 relating to the Proposed Subscription, on behalf of the Board of Directors of Top Glove ("**Board**"), CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) ("**CIMB**") wishes to announce that the Company has today entered into a supplemental agreement ("**Supplemental Agreement**") to revise certain terms of the Proposed Subscription ("**Proposed Revision**"). Unless otherwise defined, terms used in this announcement shall bear the same meaning as those in the announcement dated 27 November 2006.

Strictly for illustrative purposes only, the Singapore Dollar ("**SGD**") has been translated to Ringgit Malaysia ("**RM**") at the exchange rate of RM2.29 per SGD1.00.

2. THE PROPOSED REVISION

2.1 Revision to the Subscription Price

Under the Supplemental Agreement, the parties to the Proposed Subscription have agreed to revise the subscription price from SGD0.07 (RM0.16) to SGD0.04 (RM0.09) in respect of the 300,305,829 new Medi-Flex Shares to be subscribed by Top Glove (through Top Glove Sdn Bhd ("**TGSB**"), a wholly owned subsidiary of Top Glove). The total cash consideration payable by TGSB will be SGD12,012,233 (RM27,508,014).

The revision to the above subscription price was agreed upon after taking into account, amongst others, the results of the due diligence by Top Glove on the Medi-Flex Group.

Notwithstanding the above, the subscription price for the 28,000,000 new Medi-Flex Shares to be subscribed by RHI and PACAL shall remain at SGD0.07 (RM0.16) each.

2.2 Other salient terms of the Supplemental Agreement

The other salient terms of the Supplemental Agreement are as follows:

(i) Top Glove undertakes and agrees to procure TGSB to provide an

undertaking not to sell, realise, transfer or dispose of any part of their 300,305,829 Medi-Flex Shares to be subscribed for a period of twenty-four (24) months from the listing and quotation of its Medi-Flex Shares on the SGX-SESDAQ. Such undertaking by TGSB shall be furnished by Top Glove to Medi-Flex within one (1) week from the date of the Supplemental Agreement;

(ii) RHI undertakes and agrees not to sell, realise, transfer or dispose of any part of their 23,000,000 Medi-Flex Shares to be subscribed for a period of six (6) months from the date of the listing and quotation of its Medi-Flex Shares on the SGX-SESDAQ; and fifty per cent (50%) of their 23,000,000 Medi-Flex Shares for another six (6) months thereafter; and

(iii) Prior to completion of the Proposed Subscription but after TGSB's payment of its portion of the subscription price, Medi-Flex shall procure Greenview Properties Sdn Bhd ("**Greenview Properties**") to furnish a written undertaking to sell, upon Medi-Flex's written request, two (2) plots of land i.e. Lot 124 and Lot 126, Kompleks Olak Lempit, Banting, Selangor, Malaysia, on which the Medi-Flex's factory is located (collectively referred to as the "**Property**") and 2 biomass boilers ("**Biomass Boiler System**") to Medi-Flex, at a purchase consideration based on independent valuation and other mutually agreed terms and subject to, *inter alia*, the applicable provisions of the SGX-ST Listing Manual, including obtaining the approval of the independent shareholders of Medi-Flex, where necessary. In the event that Medi-Flex does not serve the said written request on Greenview Properties or if a legally binding agreement for the sale and purchase of the Property has not been entered into between the parties within one (1) year from the completion of the Subscription Agreement, the said undertaking shall lapse and Greenview Properties shall be free to dispose of the Property and the Biomass Boiler System at its discretion.

3. EFFECTS OF THE PROPOSED REVISION

The Proposed Revision will not have any effect on the issued and paid-up share capital of Top Glove, substantial shareholders' shareholdings and dividend rate.

The Proposed Revision is not expected to have any material effect on the net assets ("**NA**"), NA per share and earnings and earnings per share of the Top Glove Group.

With the Proposed Revision, the proforma effect of the gearing on the Top Glove Group is as follows:

Gearing

The Proposed Subscription will be financed through internally generated funds and/or bank borrowings hence, the gearing of the Top Glove Group will increase in tandem with the proportion of the financing made through borrowings.

In the event that the Proposed Subscription is financed entirely through bank borrowings, the proforma effects of the Proposed Subscription on the gearing of the Top Glove Group are shown in **Table 1**.

4. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Supplemental Agreement is available for inspection at the registered office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur during normal business hours from Mondays to Fridays (except for public holidays) for a period of three (3) months from the date of this announcement.

This announcement is dated 8 January 2007.

Medi-Flex-SUPP AGR (table1).pdf

LISTING'S CIRCULAR NO. L/Q : 40452 OF 2007

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **08/01/2007**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 434,000 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 10 January 2007.

General Announcement
Reference No **MM-070104-64754**

Submitting Merchant Bank	:	**RHB INVESTMENT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**04/01/2007**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") Proposed private placement of up to 28,173,271 new ordinary shares of RM0.50 each in Top Glove ("Shares"), representing 10% of the enlarged issued and paid-up share capital of the Company after the completion of the proposed bonus issue as announced on 17 October 2006 ("Proposed Placement")**

Contents :

1. INTRODUCTION

On behalf of the Board of Directors of Top Glove ("Board"), RHB Investment Bank Berhad *(formerly known as RHB Sakura Merchant Bankers Berhad)* ("RHB InvestBank") wishes to announce that the Company proposes to undertake a private placement of up to 28,173,271 new Shares ("Placement Shares"), representing 10% of the enlarged issued and paid-up share capital of the Company after the completion of the proposed bonus issue of up to 80,495,060 new Shares to be credited as fully paid-up, on the basis of 2 bonus shares for every 5 existing Shares held on an entitlement date to be determined and announced later ("Proposed Bonus Issue").

2. DETAILS OF THE PROPOSED PLACEMENT

The size of the Proposed Placement will be up to 28,173,271 new Shares, representing 10% of the enlarged issued and paid-up share capital of Top Glove after the completion of the Proposed Bonus Issue and assuming the full exercise of 7,740,650 options under the Company's employees' share option scheme ("ESOS") that have been granted and available to be granted as at 17 October 2006.

The Placement Shares will be placed out to investor(s) to be identified at a later stage through placement agents under a book-building process in accordance with the Policies and Guidelines on the Issue/Offer of Securities issued by the Securities Commission ("SC") ("SC Guidelines").

The Placement Shares shall upon allotment and issue, rank *pari passu* in all respects with the then existing Shares except that they shall not be entitled to any dividends, rights, allotments or other distributions if the date of allotment of the Placement Shares is after the "Record Date". "Record Date" means the date as at the close of business on which shareholders of Top Glove must be registered in the Record of Depositors with Bursa Malaysia Depository Sdn Bhd in order to participate in any dividends, rights, allotments or other distributions. For avoidance of doubt, the Placement Shares shall not be entitled to the new Shares to be issued pursuant the Proposed Bonus Issue.

3. PRICING OF THE PLACEMENT SHARES

The issue price of the Placement Shares shall be determined by the Company at a later date following the receipt of all the relevant approvals for the Proposed Placement and after completion of the book-building process ("Price Fixing Date"). The issue price of

the Proposed Placement shall be determined in the following manner:

(i) based on the weighted average market price of the Shares for the 5 market days immediately prior to the Price Fixing Date, with a discount (if deemed appropriate by the Board) of not more than 10%; or

(ii) the par value of the Shares of RM0.50 each;

whichever is higher.

4. RATIONALE OF THE PROPOSED PLACEMENT AND UTILISATION OF PROCEEDS

The Proposed Placement will enable Top Glove and its subsidiaries ("Top Glove Group") to raise funds for repayment of bank borrowings, future capital expenditure and raise additional working capital for the Top Glove Group, to improve and strengthen the profitability and cash flow position of the Top Glove Group. The proceeds from the Proposed Placement will also be used to defray expenses incurred in relation to the Proposed Placement.

The exact quantum of gross proceeds from the Proposed Placement would depend on the actual issue price and the number of Placement Shares issued.

For illustrative purposes only, assuming Top Glove issues 28,173,271 Placement Shares at RM9.67 per Placement Share, which represents the theoretical ex-bonus price of the Shares based on the weighted average market price of the Shares for the 5 market days up to 29 December 2006 (being the latest practicable date prior to this announcement) of RM13.54, the Proposed Placement is expected to raise gross proceeds of up to approximately RM272.44 million.

5. EFFECTS OF THE PROPOSED PLACEMENT

5.1 Share Capital

For illustrative purposes only, the proforma effect of the Proposed Placement on the issued and paid-up share capital of Top Glove is set out in Table 1 below.

5.2 Net Assets and Gearing

For illustrative purposes only, based on the audited consolidated financial statements of Top Glove as at 31 August 2006, the proforma effects of the Proposed Placement on the consolidated net assets per Share and gearing of the Group is set out in Table 2 below.

5.3 Earnings

The Proposed Placement is not expected to have an immediate material effect on the consolidated earnings of Top Glove for the financial year ending 31 August 2007. Nevertheless, the Board intends to allocate RM110.0 million of the gross proceeds to be raised from the Proposed Placement for the repayment of bank borrowings which will

result in an interest savings of RM0.6 million to the Top Glove Group for the financial year ending 31 August 2007 (calculated based on the prevailing interest rate applicable to the Group's borrowing of approximately 6% per annum).

5.4 Dividends

The Board proposed a final dividend of 2.5 sen per Share less income tax of 28% and a tax-exempt dividend of 3 sen per Share for the financial year ended 31 August 2006. The actual dividend rate to be declared and paid in the future will depend on, among others, the actual results of Top Glove Group, its cash reserves, capital commitment and future funding requirements.

5.5 Shareholdings of Substantial Shareholders

Based on the Register of Substantial Shareholders of Top Glove, as at 19 December 2006, the proforma effect of the Proposed Placement on the shareholdings of the substantial shareholders is set out in Table 3 below.

6. APPROVALS REQUIRED FOR THE PROPOSED PLACEMENT

The Proposed Placement is subject to the following approvals being obtained:

(a) the SC pursuant to the SC Guidelines;

(b) the SC pursuant to the Guidelines on the Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee;

(c) the Ministry of International Trade and Industry;

(d) Bursa Malaysia Securities Berhad for the listing of and quotation for Placement Shares; and

(e) any other relevant authorities, if required.

At the Company's last Annual General Meeting ("AGM") held on 11 January 2006, shareholders of Top Glove had passed a resolution that empowered the Board to issue and allot new Shares subject to the Companies Act, 1965 ("Companies Act") and the approvals of the relevant governmental/regulatory authorities, upon such terms and conditions and for such purposes as the Board deemed fit, provided that the aggregate number of new Shares to be issued shall not exceed 10% of the total issued and paid-up share capital of Top Glove at the time of the issue, pursuant to Section 132D of the Companies Act ("Section 132D").

Such authority shall continue to be in force until the conclusion of the next AGM of the Company, which is to be convened on 10 January 2007, whereby the Company shall seek its shareholders' approval again for the issuance of new Shares under the Section 132D not exceeding 10% of the total issued and paid-up share capital of Top Glove at the time of the issue.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors, major shareholders of Top Glove and/or persons connected to them have any interest, direct or indirect in the Proposed Placement as the Placement Shares will not be placed to them.

8. OTHER MATTERS

8.1 The Company has appointed RHB InvestBank as the Adviser for the Proposed Placement.

8.2 Barring any unforeseen circumstances, the relevant applications to the authorities in relation to the Proposed Placement will be made within 3 months from the date of this announcement.

This announcement is dated 4 January 2007.

Tables.doc

Financial Results

Reference No **TG-061229-37283**		
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**04/01/2007**
Financial Year End	:	**31/08/2007**
Quarter	:	**1**
Quarterly report for the financial period ended	:	**30/11/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 1Q07 financial.xls   TopGlove- 1Q07 notes.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION

30/11/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/11/2006	30/11/2005	30/11/2006	30/11/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	308,284	208,687	308,284	208,687
2	Profit/(loss) before tax	28,855	20,950	28,855	20,950
3	Profit/(loss) for the period	25,102	18,546	25,102	18,546
4	Profit/(loss) attributable to ordinary equity holders of the parent	24,845	18,359	24,845	18,359
5	Basic earnings/ (loss) per share (sen)	12.91	9.71	12.91	9.71
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per	1.6490	1.4780

share attributable
to ordinary equity
holders of the
parent (RM)

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

Remarks : the calculation of basic earnings per share for both the current quarter and year-to-date ended 30 November 2006 is based on the weighted average of issued and paid up share capital of 192,285,300. As for the corresponding quarter and year-to-date ended 30 November 2005 is based on the weighted average of issued and paid up share capital of 189,086,927.

General Announcement
Reference No TG-061228-39504

Company Name	:	TOP GLOVE CORPORATION BHD
Stock Name	:	TOPGLOV
Date Announced	:	28/12/2006

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("Top Glove" or "the Company") SCHEDULED DATE FOR RELEASE OF THE 1ST QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 30 NOVEMBER 2006**

Contents :

The Board of Directors wishes to announce that the 1st Quarter results of the Company for the financial period ended 30 November 2006 is scheduled to be released to Bursa Malaysia Securities Berhad on 4 January 2007.

This announcement is dated 28 December 2006.

General Announcement
Reference No **CS-061206-34A8D**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**06/12/2006**

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE") - NOTICE OF INTENTION BY DIRECTORS TO DEAL IN COMPANY'S SHARES DURING CLOSED PERIOD**

Contents :

We act for and on behalf of TOP GLOVE.

We, on behalf of TOP GLOVE, wish to inform that the following Directors of TOP GLOVE who are currently holding the following shares in the capital of TOP GLOVE, intend to deal in the securities of TOP GLOVE during closed period prior to the targeted date of announcement of TOP GLOVE's financial results for the first quarter ended 30 November 2006:-

	Shareholdings (Ordinary Shares of RM0.50 each)	
	Direct	Indirect
Dato' Sri Dr. Lim Wee Chai	59,820,358	26,306,302
Datin Sri Tong Siew Bee	3,012,196	83,114,464
Lim Hooi Sin	4,979,130	81,147,530

General Announcement

Reference No **MM-061127-72090**

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**27/11/2006**

Type : **Announcement**

Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")**

THE PROPOSED SUBSCRIPTION OF 300,305,829 NEW SHARES REPRESENTING APPROXIMATELY 60.06% EQUITY INTEREST OF THE ENLARGED ISSUED AND PAID-UP SHARE CAPITAL OF MEDI-FLEX LIMITED ("MEDI-FLEX") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY SGD21.021 MILLION (RM49.190 MILLION) ("PROPOSED SUBSCRIPTION")

Contents :

On 12 October 2006, the Company announced that it had accepted the key terms of an offer from Medi-Flex in relation to the Proposed Subscription subject to the parties entering into a definitive subscription agreement.

Further to the above announcement, on behalf of the Board of Directors of Top Glove ("Board"), CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) ("CIMB") wishes to announce that the Company and two (2) investors had entered into a subscription agreement with Medi-Flex on 27 November 2006 in relation to the Proposed Subscription.

Strictly for illustrative purposes only, the Singapore Dollar ("SGD") has been translated to Ringgit Malaysia ("RM") at the exchange rate of RM2.34 per SGD1.00.

For full details of the announcement, please refer to the attachments.

Announcement.doc Appendix I.doc

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 39961 OF 2006

Company Name : **TOP GLOVE CORPORATION BHD**

Stock Name : **TOPGLOV**

Date Announced : **06/12/2006**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 921,700 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 8 December 2006.

LISTING'S CIRCULAR NO. L/Q : 39431 OF 2006

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**13/11/2006**

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents :

Final Dividend of 6% Tax Exempt and 5% less 28% Malaysian Income Tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [14 February 2007]

2) The last date of lodgement : [16 February 2007]

3) Date Payable : [15 March 2007]

General Announcement
Reference No **MM-061109-68689**

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**10/11/2006**

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE")**

NOTICE OF EXTRAORDINARY GENERAL MEETING

Contents :

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Top Glove Corporation Berhad ("Top Glove" or the "Company") will be held at Hilton Kuala Lumpur, Ball Room A (Level 6), 3 Jalan Stesen Sentral, Kuala Lumpur Sentral, 50470 Kuala Lumpur on Wednesday, 10 January 2007 at 12.00 noon or immediately following the conclusion or adjournment (as the case may be) of our 8th Annual General Meeting which will be held at 11.30 a.m. on the same day and at the same venue, whichever is later, for you to consider and if you think fit, pass the following resolutions, with or without modifications:

ORDINARY RESOLUTION 1

PROPOSED BONUS ISSUE OF UP TO 80,495,060 NEW ORDINARY SHARES OF RM0.50 EACH IN TOP GLOVE CORPORATION BERHAD ("TOP GLOVE SHARES") (THESE NEW TOP GLOVE SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF TWO (2) BONUS SHARES FOR EVERY FIVE (5) EXISTING TOP GLOVE SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("PROPOSED BONUS ISSUE")

"**THAT**, subject to the approval-in-principle of Bursa Malaysia Securities Berhad ("Bursa Securities") for the listing of and quotation for the Bonus Shares to be issued hereunder, authority be and is hereby given to the Board of Directors of the Company ("Board") to capitalise a sum of up to RM40,247,530 from the Company's share premium account and/or retained earnings account and that the same be applied to issue up to 80,495,060 Bonus Shares, credited as fully paid-up, in which such Bonus Shares are to be allotted and to be distributed among shareholders whose names appear in the Record of Depositors of the Company at the close of business on the Entitlement Date (namely the date as at the close of business on which the shareholders must be registered in the Record of Depositors of the Company in order to be entitled to any dividends, rights, allotments and/or other distribution) to be determined and announced later by the Board, on the basis of two (2) Bonus Shares for every five (5) existing Top Glove Shares held, fractions of a share to be dealt with by the Board as it may deem fit;

AND THAT such Bonus Shares shall, upon allotment and issuance, rank pari passu in all respects with the then existing Top Glove Shares save and except that they shall not be entitled to any dividends, rights, allotments, and/or other distributions, the entitlement date of which is prior to the date of allotment and issuance of the Bonus Shares;

AND THAT the Bonus Shares shall be treated for all purposes as an increase in the issued and fully paid-up share capital of the Company and not as income;

AND THAT the Board be and is hereby authorised to give effect to the Proposed Bonus Issue with full power to amend and/or assent to or comply with any conditions, modifications, variations and/or amendments in any manner as may be required or approved by the relevant authority or authorities as may be deemed expedient and to take all such steps as may be required in order to implement, finalise and give full effect to the Proposed Bonus Issue."

ORDINARY RESOLUTION 2

PROPOSED PURCHASE OF OUR OWN ORDINARY SHARES OF UP TO TEN PER CENT (10%) OF THE ISSUED AND PAID-UP SHARE CAPITAL OF TOP GLOVE CORPORATION BERHAD

"**THAT**, subject to the Companies Act, 1965, the Company's Memorandum and Articles of Association, the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") and the approvals of all relevant governmental and/or regulatory authorities (if any), the Company be and is hereby authorised to purchase such amount of ordinary shares of RM0.50 each in the Company ("Proposed Share Buy-Back") as may be determined by the Board from time to time through Bursa Securities upon such terms and conditions as the Board may deem fit and expedient in the interest of the Company provided that the aggregate number of shares purchased pursuant to this resolution shall not exceed ten per cent (10%) of the total issued and paid-up share capital of the Company;

AND THAT the maximum amount of funds to be utilised for the purpose of the Proposed Share Buy-Back shall not exceed the Company's aggregate retained profits and/or share premium account;

AND THAT at the discretion of the Board, the shares of the Company to be purchased are proposed to be cancelled and/or retained as treasury shares and/or distributed as dividends and/or resold on Bursa Securities;

AND THAT such authority shall commence immediately upon passing of this ordinary resolution until:

(i) the conclusion of the next Annual General Meeting of the Company at which time the authority shall lapse unless by ordinary resolution passed at a general meeting, the authority is renewed either unconditionally or subject to conditions;

(ii) the expiration of the period within which the next Annual General Meeting is required by law to be held; or

(iii) the authority is revoked or varied by ordinary resolution passed by the shareholders of the Company at a general meeting,

whichever is the earlier;

AND THAT the Board be and is hereby authorised to take such steps to give full effect to the Proposed Share Buy-Back with full power to assent to any conditions, modifications, variations and/or amendments as may be imposed by the relevant authorities and/or to do all such acts and things as the Board may deem fit and expedient in the best interest of the Company."

By Order of the Board,

Chua Siew Chuan (MAICSA:0777689)
Company Secretary

Kuala Lumpur
13 November 2006

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one (1) or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1)(a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.

2. Where a holder appoints two (2) or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.

3. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.

4. The instrument appointing a proxy must be deposited at the Registered Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at any adjournment thereof.

General Announcement
Reference No **MM-061110-62528**

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**10/11/2006**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")** **PROPOSED SUBSCRIPTION OF ORDINARY SHARES IN MEDI-FLEX LIMITED ("MEDI-FLEX") ("PROPOSED SUBSCRIPTION")**

Contents :

We refer to the announcement by the Company dated 12 October 2006 in relation to the above.

On behalf of the Board of Directors of Top Glove ("Board"), CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* wishes to announce that Top Glove and Medi-Flex had agreed vide a letter agreement dated 10 November 2006, to extend the period to enter into a definitive Subscription Agreement to 12 December 2006, or such later date to be agreed between the parties in writing.

The Company was also informed by Medi-Flex that the Securities Industry Council of Singapore had granted a waiver from the requirement under Rule 14 of the Singapore Code on Take-overs and Mergers (the "Code") for Top Glove to make a mandatory general offer as a result of the Proposed Subscription subject to the fulfillment of certain conditions, which includes among others, the completion of the Proposed Subscription within three (3) months of the approval of Medi-Flex shareholders to waive their rights to receive a general offer from Top Glove and parties acting in concert with it.

This announcement is dated 10 November 2006.

Entitlements (Notice of Book Closure)
Reference No **CS-061110-13F0C**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**10/11/2006**

EX-date :**14/02/2007**
Entitlement date :**16/02/2007**
Entitlement time :**04:00:00 PM**
Entitlement subject :**Final Dividend**
Entitlement description:
Final Dividend of 6% Tax Exempt and 5% less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/08/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Securities Services (Holdings) Sdn. Bhd.
Level 7, Menara Milenium
Jalan Damanlela
Pusat Bandar Damansara
Damansara Heights
50490 Kuala Lumpur
Tel No. 03-2084 9000
Payment date :**15/03/2007**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**16/02/2007**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Percentage**
Entitlement in percentage (%) :**11**
Remarks
Entitlement in percentage - of the 11%, 6% Tax Exempt and 5% less 28% Malaysian Income Tax

General Announcement
Reference No **CS-061110-13F0B**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**10/11/2006**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOPGLOV") - NOTICE OF EIGHTH ANNUAL GENERAL MEETING**

Contents :

We act for and on behalf of TOPGLOV.

We, on behalf of TOPGLOV, wish to inform that the Eighth Annual General Meeting of TOPGLOV is scheduled to be held at Hilton Kuala Lumpur, Ball Room A (Level 6), 3 Jalan Stesen Sentral, Kuala Lumpur Sentral, 50470 Kuala Lumpur on Wednesday, 10 January 2007 at 11.30 a.m. Attached herewith is the Notice of the aforesaid Meeting for your attention.

This announcement is dated 10 November 2006.

Notice of 8th AGM.pdf

LISTING'S CIRCULAR NO. L/Q : 39393 OF 2006

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **09/11/2006**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 198,800 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 13 November 2006.

General Announcement
Reference No TG-061020-62779
Company Name : TOP GLOVE CORPORATION BHD
Stock Name : TOPGLOV
Date Announced : 20/10/2006

Type : **Reply to query**
Reply to Bursa Malaysia's Query Letter -Reference ID : **IJ-061019-35527**
Subject : **Article Entitled: "Top Glove plans to complete Medi-Flex buy by end-January"**

Contents :

We refer to the Exchange's query by letter dated 19 October 2006 in relation to the above article as appearing in The Star, Starbiz section, page B3, on Thursday, 19 October 2006, in particular, to the following statement as highlighted:

"The Company is targeting a net profit of RM110 mil on revenue of RM1.26 bil for its financial year ended Aug 31, 2007."

We would like to inform the Exchange that the net profit of RM110 million and revenue of RM1.26 billion for financial year ending 31 August 2007 quoted above is based on the Company's historical group net profit and turnover computation based on an 8-year average growth rate.

Appended below is an extract of the Company's pro-forma and historical group turnover and net profit record based on the audited accounts from the financial years ended 1997 to 2005 (being the latest audited accounts available):

Proforma/Historical Group Sales and Net Profits Extracted From
The Audited Accounts For The Financial Years Ended 31st August 1997 To 2005

Financial Year Ended 31 August	Turnover Achieved RM'000	Growth Rate %	Net Profit Achieved RM'000	Growth Rate %
1997	35,453		4,291	
1998	48,493	36.78%	7,072	64.81%
1999	70,198	44.76%	9,824	38.91%
2000	103,161	46.96%	11,624	18.32%
2001	138,862	34.61%	15,902	36.80%
2002	180,202	29.77%	18,059	13.56%
2003	265,089	47.11%	25,259	39.87%
2004	418,133	57.73%	39,534	56.51%
2005	641,827	53.50%	58,141	47.06%

Total growth from year 1997 to 2005	**351.22%**	**315.84%**
Average annual growth per year from 1997 to 2005	**43.90%**	**39.48%**

Based on the above tabulation, the Company's average turnover and net profit growth rate was 43.90% and 39.48% respectively. Therefore based on this computation, the Company is targeting the annual growth rate to continue in the region of 40% for the coming year ending 2007. As such, based on this computation and assumption of annual growth rate of 40% per annum, the Company is projecting a revenue and net profit for the financial year ending 2007 of RM1.26 billion and RM110 million respectively.

For the unaudited financial results for the financial year ended 31 August 2006, the Company recorded a net profit of RM78.1 million and a revenue of RM992.4 million.

The Company intends to maintain this target by continuously placing extra effort in the commissioning of new factories and production lines, deploying various marketing and business strategies to achieve both the revenue and net profit targets.

The projected figures mentioned in the above paragraph have not been reviewed by any external auditors.

Query Letter content :
We refer to the above article appearing in The Star, Starbiz section, page B3 on Thursday, 19 October 2006, a copy of which is enclosed for your reference. In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
" The Company is targeting a net profit of RM110mil on revenue of RM1.26bil for its financial year ending Aug 31, 2007."
In accordance with Bursa Securities' Corporate Disclosure Policy, you are requested to furnish Bursa Securities with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same, including the relevant bases and assumptions in arriving at the above forecast. In this respect, you are also required to confirm whether the accounting bases, calculations and assumptions have been reviewed by the external auditors.

Please furnish Bursa Securities with your reply within one (1) market day from the date hereof.

Yours faithfully

CHONG FUI TZY
Head, Issuers
Listing Division

Group Regulations
CFT/IJ
c.c. En. Chung Tin Fah
Securities Commission (via fax)

Reference No **MM-061017-66461**

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**17/10/2006**

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")**

Contents :

· PROPOSED BONUS ISSUE OF UP TO 80,491,412 NEW ORDINARY SHARES OF RM0.50 EACH IN TOP GLOVE ("TOP GLOVE SHARES") ("BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF TWO (2) BONUS SHARE FOR EVERY FIVE (5) EXISTING TOP GLOVE SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("PROPOSED BONUS ISSUE"); AND

· PROPOSED PURCHASE OF OWN ORDINARY SHARES OF UP TO TEN PER CENT (10%) OF THE ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY ("PROPOSED SHARE BUY-BACK")

(COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

1. INTRODUCTION

On behalf of the Board of Directors of Top Glove ("Board"), CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* ("CIMB") is pleased to announce that the Company proposes to implement the Proposals.

2. DETAILS OF THE PROPOSALS

2.1 Proposed Bonus Issue

2.1.1 Introduction

The Proposed Bonus Issue involves the issuance of up to 80,491,412 Bonus Shares which will be credited as fully paid-up, on the basis of two (2) Bonus Shares for every five (5) existing Top Glove Shares held by shareholders whose names appear in the Record of Depositors of the Company on an entitlement date to be determined and announced later.

The maximum number of Top Glove Shares that may be issued under the Proposed Bonus Issue was arrived at based on the issued and paid-up share capital of Top Glove as at 31 August 2006 of RM96,142,650 comprising 192,285,300 Top Glove Shares and assuming the issuance of 8,943,230 new Top Glove Shares arising from the full exercise of the options under the Company's employee share option scheme ("ESOS Options") that have been granted and available to be granted prior to the entitlement date for the Proposed Bonus Issue ("Maximum Scenario")

However, based on the issued and paid-up share capital as at 31 August 2006, the Proposed Bonus Issue will involve the issuance of 76,914,120 Bonus Shares ("Minimum Scenario").

2.1.2 Capitalisation of Reserves

The Bonus Shares will be capitalised from the share premium account and/or retained profits of the Company.

Under the Minimum Scenario, the Proposed Bonus Issue will be effected by capitalising:

(i) RM21,754,391 from the unaudited share premium account of Top Glove as at 31 August 2006 of RM22,054,391 less estimated expenses relating to the Proposed Bonus Issue of RM300,000; and

(ii) RM16,702,669 from the retained profits of the Company.

Under the Maximum Scenario, the Proposed Bonus Issue will be effected by capitalising RM40,245,706 from the share premium account of Top Glove. The unaudited share premium account of Top Glove as at 31 August 2006 is RM22,054,391 and assuming the full exercise of the ESOS Options that have been granted and available to be granted, the share premium account of Top Glove will increase to RM82,934,564.

Based on the unaudited financial statements as at 31 August 2006, Top Glove and the Group (comprising Top Glove and its subsidiaries) have retained profits of RM27.097 million and RM159.92 million respectively.

The Company has also proposed a final dividend of 2.5 sen per Top Glove Share less income tax of 28% and a tax-exempt dividend of 3 sen per Top Glove Share for the financial year ended 31 August 2006, which will reduce the retained profits of Top Glove to RM17.867 million. Notwithstanding the said proposed dividends, there will be sufficient reserves to be capitalised from the share premium account and/or retained profits of the Company for the Proposed Bonus Issue.

2.1.3 Ranking of the Bonus Shares

The Bonus Shares shall, upon allotment and issue, rank pari passu with the existing Top Glove Shares save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions, unless the allotment and issuance of the Bonus Shares were made on or prior to the entitlement date of such dividends, rights, allotments and/or other distributions.

2.2 Proposed Share Buy-Back

2.2.1 Top Glove is proposing to seek the approval from its shareholders to purchase its own shares on Bursa Malaysia Securities Berhad ("Bursa Securities") of up to a maximum of 10% of its issued and paid-up share capital subject to compliance with Section 67A of the Companies

Act, 1965 (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of purchase.

2.2.2 The authority from the shareholders for the Proposed Share Buy-Back would be effective immediately upon the passing of the ordinary resolution until the conclusion of the next Annual General Meeting of Top Glove unless earlier revoked or varied by ordinary resolution of shareholders of Top Glove in a general meeting.

2.2.3 The Proposed Share Buy-Back will allow the Board to exercise the power of the Company to purchase its own shares at any time within the abovementioned time period. The funding for the Proposed Share Buy-Back will be from internally generated funds and/or bank borrowings, the proportion of which will depend on, among others, the availability of internally generated funds, the actual number of Top Glove Shares to be purchased and other relevant cost factors. The actual number of Top Glove Shares to be purchased will depend on the market conditions and sentiment of Bursa Securities as well as the availability of retained profits, share premium reserves and financial resources. In the event the Proposed Share Buy-Back is to be financed by bank borrowings, the Company will ensure that it has the capability to repay such borrowings and that such repayment will not have a material effect on the Group's cashflow.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed Bonus Issue

The Proposed Bonus Issue will increase the share capital base of Top Glove to a level which is more reflective of its existing operations and assets employed. The Proposed Bonus Issue will also increase the number of Top Glove Shares in issue which is expected to improve the liquidity of the Top Glove Shares on Bursa Securities.

3.2 Proposed Share Buy-Back

The Proposed Share Buy-Back will enable the Group to utilise its surplus financial resources to purchase the shares. The Proposed Share Buy-Back is expected to stabilise the supply and demand as well as the price of the Top Glove Shares. The improvement in earnings per share ("EPS"), if any, arising from the Proposed Share Buy-Back is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on

Bursa Securities with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. If the treasury shares are distributed as share dividends, it will serve to reward the shareholders of the Company.

4. EFFECTS OF THE PROPOSALS

4.1 Proposed Bonus Issue

4.1.1 Issued and Paid-up Share Capital

The proforma effects of the Proposed Bonus Issue on the issued and paid-up share capital of Top Glove are shown in **Table A**.

4.1.2 Net Assets ("NA") and NA per Top Glove Share

The proforma effects of the Proposed Bonus Issue on the NA and NA per Top Glove Share of the Group are shown in **Table B**.

4.1.3 Earnings and EPS

The Proposed Bonus Issue will not have any effect on the earnings of the Group for the financial year ended 31 August 2006 or the future financial years, except that the EPS will be correspondingly reduced as a result of the increase in the number of Top Glove Shares in issue.

4.1.4 Substantial Shareholders' Shareholdings

The proforma effects of the Proposed Bonus Issue on the shareholdings of the substantial shareholders of Top Glove are shown in **Table C**.

4.1.5 Dividends

The Board proposed a final dividend of 2.5 sen per Top Glove Share less income tax of 28% and a tax-exempt dividend of 3 sen per Top Glove Share for the financial year ended 31 August 2006. The Board has not deliberated on the dividend payment for the financial year ending 31 August 2007. The actual dividend rate to be declared and paid will depend on, amongst others, the actual results of the Group, its cash reserves, capital commitment and future funding requirements.

4.2 Proposed Share Buy-Back

4.2.1 Share Capital

Assuming that the Company purchases 19,228,530 Top Glove Shares representing approximately 10% of its share capital as at 31 August 2006, and such shares purchased are cancelled, the Proposed Share Buy-Back will result in the issued and fully-paid up share capital of Top Glove being reduced from RM96,142,650 comprising 192,285,300 Top Glove Shares to RM86,528,385 comprising 173,056,770 Top Glove Shares.
Further, assuming that the Proposed Share Buy-Back is implemented after the Proposed Bonus Issue, under the Minimum Scenario, if the Company purchases 26,919,942 Top Glove Shares representing approximately 10% of its share capital and such shares

purchased are cancelled, the Proposed Share Buy-Back will result in the issued and fully-paid-up share capital of Top Glove being reduced from RM134,599,710 comprising 269,199,420 Top Glove Shares to RM121,139,739 comprising 242,279,478 Top Glove Shares.

Under the Maximum Scenario, if the Company purchases 28,171,994 Top Glove Shares representing approximately 10% of its share capital after the Proposed Bonus Issue and such shares purchased are cancelled, the Proposed Share Buy-Back will result in the issued and fully-paid-up share capital of Top Glove being reduced from RM140,859,971 comprising 281,719,942 Top Glove Shares to RM126,773,974 comprising 253,547,948 Top Glove Shares.

The Proposed Share Buy-Back will have no effect on the issued and paid-up share capital of the Company if the Top Glove Shares purchased by the Company are held as treasury shares and are not cancelled.

4.2.2 Earnings

The effect of the Proposed Share Buy-Back on the EPS of the Group is dependent on the purchase prices of the Top Glove Shares and the effective funding cost or loss in interest income to the Company. Further, should the Company choose to retain any Top Glove Shares purchased as treasury shares and subsequently resell the treasury shares on Bursa Securities, depending on the price at which the said Top Glove Shares are re-sold, the Proposed Share Buy-Back may have a positive effect on the EPS of the Group if a gain on disposal is achieved. However, if a loss on disposal is realised, it may reduce the EPS of the Group.

4.2.3 Net Assets and Working Capital

The Proposed Share Buy-Back will reduce the NA per Top Glove Share of the Group if the purchase price exceeds the audited NA per Top Glove Share of the Group at the relevant point in time and will increase the NA per Top Glove Share of the Group if the purchase price is less than the audited NA per Top Glove Share of the Group at the relevant point in time.

Further, should the Company choose to retain any Top Glove Shares purchased as treasury shares and subsequently resell the treasury shares on Bursa Securities, depending on the price at which the said shares are re-sold, the Proposed Share Buy-Back may have a positive effect on the NA, working capital and cashflow of the Group if a gain on disposal is achieved. However, if a loss on disposal is realised, it may reduce the NA, working capital and cashflow of the Group.

5. APPROVALS REQUIRED

5.1 The Proposed Bonus Issue is subject to the following approvals:

(i) shareholders of the Company at an Extraordinary General Meeting ("EGM") to be convened;

(ii) Bursa Securities for the listing of and quotation for the new Bonus Shares on Bursa Securities; and

(iii) any other relevant authorities and/ or parties, if necessary.

5.2 The Proposed Share Buy-Back is subject to the following approvals:

(i) shareholders of the Company at an EGM to be convened; and

(ii) any other relevant authorities and/ or parties, if necessary.

The Proposed Bonus Issue and Proposed Share Buy-Back are not conditional to one another.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

6.1 Proposed Bonus Issue

None of the Directors and/or major shareholders and persons connected to them has any interest, direct or indirect, in the Proposed Bonus Issue, apart from their entitlements as shareholders of the Company.

6.2 Proposed Share Buy-Back

None of the Directors and/or major shareholders and persons connected to them has any interest, direct or indirect, in the Proposed Share Buy-Back, save for the proportionate increase in the percentage shareholdings resulting from the purchase of own Top Glove Shares.

7. STATEMENT BY THE BOARD

The Board is of the opinion that the Proposals are in the best interest of the Company.

8. TIMING OF APPLICATION TO BURSA SECURITIES

The listing application for the Bonus Shares to Bursa Securities is expected to be made within three (3) months from the date of this announcement.

9. ADVISER

Top Glove has appointed CIMB as the adviser for the Proposals.

This announcement is dated 17 October 2006.

GB(table)_01.pdf

Reference No **CS-061017-38D4C**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**17/10/2006**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOPGLOV") - FINAL DIVIDEND**

Contents :

We act for and on behalf of TOPGLOV.

We, on behalf of TOPGLOV, wish to inform that the Board of Directors of TOPGLOV had resolved to propose a Final Dividend of 6% Tax Exempt and 5% less 28% Malaysian Income Tax for the financial year ended 31 August 2006.

The proposed Final Dividend is subject to the shareholders' approval at TOPGLOV's forthcoming Eighth Annual General Meeting.

This announcement is dated 17 October 2006.

Financial Results

Reference No **TG-061016-30369**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**17/10/2006**
Quarterly report for the financial period ended	:	**31/08/2006**
Quarter	:	**4**
Financial Year End	:	**31/08/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 4Q06 notes.doc   TopGlove - 4Q06.xls

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/08/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/08/2006	31/08/2005	31/08/2006	31/08/2006
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**307,459**	**194,782**	**992,483**	**641,827**
2	Profit/(loss) before tax	**22,168**	**17,623**	**91,035**	**65,745**
3	Profit/(loss) for the period	**18,868**	**11,556**	**78,808**	**53,244**
4	Profit/(loss) attributable to ordinary equity holders of the parent	**18,541**	**11,572**	**78,139**	**53,208**
5	Basic earnings/ (loss) per share (sen)	**9.66**	**6.14**	**40.99**	**28.40**
6	Proposed/Declared dividend per share (sen)	**5.50**	**5.00**	**9.00**	**8.00**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per	**1.4800**	**1.0800**

share attributable to ordinary equity holders of the parent (RM)

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The calculation of basic earnings per share for both the current quarter and year-to-date ended 31 August 2006 is based on the weighted average of issued and paid up share capital of 192,027,105 and 190,607,514 shares respectively. As for the corresponding quarter and year-to-date ended 31 August 2005 is based on the weighted average of issued and paid up share capital of 188,333,046 and 187,324,249 shares respectively.

Reference No TG-061012-59830

Company Name : **TOP GLOVE CORPORATION BHD**

Stock Name : **TOPGLOV**

Date Announced : **12/10/2006**

Type : **Announcement**

Subject :

**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "COMPANY")
PROPOSED SUBSCRIPTION OF ORDINARY SHARES IN MEDI-FLEX LIMITED ("MEDI-FLEX")**

Contents :

1. INTRODUCTION

The Board of Directors of Top Glove is pleased to announce that the Company has accepted the key terms of an offer from Medi-Flex on 12 October 2006 for Top Glove to subscribe for new ordinary shares in Medi-Flex ("Medi-Flex Shares") subject to the signing of a definitive agreement ("Proposed Subscription"). The acceptance of the key terms constitutes a legally binding agreement between the parties relating to the key commercial terms of the Proposed Subscription, subject to the parties entering into a definitive subscription agreement.

2. SALIENT TERMS OF THE PROPOSED SUBSCRIPTION

The Proposed Subscription involves the subscription of 300,305,829 new Medi-Flex Shares at an issue price of SGD0.07 for each share subject to both Top Glove and Medi-Flex entering into a definitive subscription agreement ("Subscription Agreement") within thirty (30) days from 12 October 2006 or such other later date to be mutually agreed by the parties, failing which the acceptance shall lapse and thereafter no party shall have any claims against the other. Simultaneously with the Proposed Subscription, Medi-Flex has also proposed to issue 28,000,000 new Medi-Flex Shares to other investors.

One of the major shareholders of Medi-Flex undertakes not to dispose of or transfer his shareholdings in Medi-Flex (except the Medi-Flex Shares pledged to a nominee company) for a period of six (6) months from the date of admission of the new Medi-Flex Shares to be issued under the Proposed Subscription on the Official List of the Singapore Exchange Trading Limited Dealing and Automated Quotation System ("SGX-SESDAQ") and upon the expiry of the said six (6) months period, the major shareholder shall maintain fifty percent (50%) of his shareholding for the next six (6) months period.

Certain Directors and key management will enter into service agreements with Medi-Flex upon terms agreeable to Top Glove for an initial term of one (1) year and subject to annual renewal by Medi-Flex.

The Proposed Subscription is subject to the following conditions precedent:

(i) Due diligence on Medi-Flex by Top Glove to be completed within 4 weeks from the date of the Subscription Agreement and the results of such due diligence being to Top Glove's satisfaction;

(ii) Approval in-principle of the Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing and quotation of the new Medi-Flex Shares on the Official List of the SGX-SESDAQ;

(iii) The approvals of Medi-Flex's shareholders and SGX-ST in accordance with the provisions of the SGX-ST Listing Manual;

(iv) Whitewash waiver to be obtained from Securities Industry Council ("SIC") of Singapore and a whitewash resolution to be obtained from Medi-Flex's shareholders such that Top Glove need not make a general offer for the Medi-Flex Shares;

(v) Approval from the shareholders of Top Glove, if required;

(vi) Any other regulatory approvals required from the relevant authorities in Malaysia or Singapore by both Top Glove and Medi-Flex, if any;

(vii) The execution of the service agreements as described above; and

(viii) Such other conditions precedent as may be advised by Top Glove's legal adviser, subject to mutual agreement between Top Glove and Medi-Flex.

3. INFORMATION ON MEDI-FLEX

Medi-Flex is a public company incorporated in Singapore and listed on the SGX-SESDAQ on 10 November 2004. The total issued and paid-up share capital of Medi-Flex as at 19 May 2006 is SGD19.459 million.

The principal activity of Medi-Flex is that of investment holding while its subsidiaries are principally involved in the manufacturing and trading of rubber gloves. It has two (2) manufacturing plants based in Klang, Selangor, Malaysia and Banting, Selangor, Malaysia. Its main product is medical disposable gloves and specialty gloves, particularly for cleanroom usage.

4. RATIONALE FOR THE PROPOSED SUBSCRIPTION

Upon the completion of the Proposed Subscription, Medi-Flex will become a subsidiary of Top Glove. This will allow Top Glove to expand its operations in the area of manufacturing of medical and cleanroom gloves. The Proposed Subscription will also provide opportunities for both companies for future growth in the manufacturing of specialised gloves whereby both Top Glove and Medi-Flex are expected to benefit through the sharing of technology and expertise.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST

None of the Directors and substantial shareholders of Top Glove and persons connected to them have any interest, direct or indirect in the Proposed Subscription.

This announcement is dated 12 October 2006.

Reference No **TG-061010-61557**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**10/10/2006**

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("Top Glove" or "the Company") SCHEDULED DATE FOR RELEASE OF 4TH QUARTER RESULTS FOR THE FINANCIAL YEAR ENDED 31 AUGUST 2006**

Contents :

The Board of Directors wishes to announce that the 4th Quarter results of the Company for the financial year ended 31 August 2006 is scheduled to be released to Bursa Malaysia Securities Berhad on 17 October 2006.

This announcement is dated 10 October 2006.

Reference No TG-061005-59177

Company Name : TOP GLOVE CORPORATION BHD
Stock Name : TOPGLOV
Date Announced : 06/10/2006

Type : **Announcement**
Subject : **Top Glove Corporation Berhad - Renewal of Workers' Permit ("TGCB" or the "Company")**

Contents :

We refer to our recent announcement made on 16 August 2006 pertaining to the above matter.

As a Group, TGCB has 15 factories (10 in Malaysia, 3 in Thailand and 2 in China) with annual production capacity of 22.5 billion pieces of gloves per annum and export to 175 countries worldwide. The Group has about 8,000 employees and currently employed approximately 3,500 foreign workers. The Group had employed these foreign workers legally through the proper Government channels and approvals with valid passports, visas and have their levies paid before their arrival in Malaysia. The Company did not employ any illegal worker. Due to the large number of foreign workers and the lengthy procedures which include, documentations, sending the workers for blood tests, x-rays, medical check ups and thereafter enclosing the bank guarantees, bank drafts and forwarding the duly completed forms and documents to the Immigration Department for further processing, the process of renewing the large number of work permits took a longer time and manpower than anticipated.

We would also like to clarify that no Director, staff or worker has being detained during the process. The Company's export revenue and glove production were not affected during this past one and a half month duration.

The management has also taken the following corrective actions: -

1. The restructuring of the human resources department by allocating more staff and decentralising the human resources department to the respective individual factory in order to monitor, control and expedite the renewal of these working permits;
2. Introducing the human resources management computer system to enhance the control and monitoring of the worker permit renewal; and
3. Working closely with FOMEMA on the medical check up of our foreign workers and the Immigration Department to expedite the renewal of the working permit of our workers, as well as, to provide feedback and suggestions to improve the efficiency of the renewal system.

We would like to inform that the Company had settled the compound with the Immigration Department on the renewal of the workers' permits. With the settlement of this compound, we would like to inform that the above matter is now deemed resolved and closed. We would like to thank the Immigration Department for their assistance and guidance in resolving this matter.

This announcement is dated 6 October 2006.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38934 OF 2006

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **05/10/2006**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 91,200 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 9 October 2006.

LISTING'S CIRCULAR NO. L/Q : 38552 OF 2006

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **06/09/2006**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 80,800 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 8 September 2006.

Change in Boardroom

Reference No **CS-060901-22ED6**

Company Name	:	TOP GLOVE CORPORATION BHD
Stock Name	:	TOPGLOV
Date Announced	:	01/09/2006

Date of change	:	**31/08/2006**
Type of change	:	**Retirement**
Designation	:	**Executive Director**
Directorate	:	**Executive**
Name	:	**Haji Shahadan Bin Hj Abd Manas**
Age	:	**71**
Nationality	:	**Malaysian**
Qualifications	:	**He graduated with a Bachelor of Arts Degree from University Malaya in 1962 and obtained his Diploma in Public Administration (Australia) in 1968.**
Working experience and occupation	:	**He commenced his career in the Government Sector, as Assistant Secretary (Admin) in the Ministry of Works, Posts & Telekom from 1963 to 1996, Assistant Secretary (Finance) in the Ministry of National & Rural *Development* from 1967 to 1969. He served as District Officer and President of the District Councils of Rembau, *Tampin* and Port Dickson consecutively from 1970 to 1979. From 1980 to 1985, he was the Director General of the Department of Community Development in the Ministry of National & Rural Development. He was the Director of Land Administration and Management from 1986 to 1990. In 1991, he left to join a Dutch construction company, namely Ballast Nedam (M) Sdn. Bhd. as the Public Affairs Advisor until 1995. In 1996, he joined Top Glove Sdn. Bhd. as its Group Human Resource Director.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

Change in Boardroom
Reference No **CS-060901-22ED7**

Company Name	:	TOP GLOVE CORPORATION BHD
Stock Name	:	TOPGLOV
Date Announced	:	01/09/2006

Date of change	:	**31/08/2006**
Type of change	:	**Appointment**
Designation	:	**Executive Director**
Directorate	:	**Executive**
Name	:	**Lim Cheong Guan**
Age	:	**41**
Nationality	:	**Malaysian**
Qualifications	:	**He graduated from University of Malaya with a Bachelor Degree in Accounting in 1990. He is a Chartered Accountant of Malaysian Institute of Accountants and a member of Malaysian Institute of Certified Public Accountants.**
Working experience and occupation	:	**He started his career as an Audit Assistant with Price Waterhouse (now known as PriceWaterhouseCoopers) in 1990. He was involved in auditing and business advisory of companies from various industries. He left Price Waterhouse in 1993 and joined Ciba Geigy (M) Sdn. Bhd., a Swiss multinational company as an Accountant. Subsequently, he joined Timbermaster Industries Bhd as the Group Accountant. He was responsible for the corporate finance, accounting and secretarial functions of the company and its subsidiaries. In 1999, he joined Tanah Emas Corporation as the Financial Controller. He was principally involved in the listing of Tanah Emas group of companies through the reverse take over of Isuta Holdings Bhd. In 2005, he joined Top Glove Corporation Berhad as Group Financial Controller.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

Reference No **TG-060816-61477**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**16/08/2006**

Type	:	**Announcement**
Subject	:	**Top Glove Corporation Berhad - Workers' Permits**

Contents :

Top Glove Corporation Berhad ("the Company") would like to inform that immigration officers visited its Klang office on 15 August 2006 with regards to about 2,000 workers' permits that were not renewed on time.

The Company has been expanding rapidly and with the significant increase in work force, it was recently discovered by the management that there was a flaw in the human resources system in keeping track of the renewal of working permits. Upon realising this flaw, the management has taken proactive steps to immediately rectify this by decentralising the human resources department to the respective individual factories in order to monitor, control and expedite the renewal of these working permits. However due to the large number of renewals, the process took a longer time than anticipated.

We also wish to inform that our production have not been affected as the Immigration Department has allowed the factories to operate, pending the renewal of the aforesaid work permits.

The Company is currently cooperating fully with the Immigration Department to expedite the renewal of these work permits.

LISTING'S CIRCULAR NO. L/Q : 38044 OF 2006

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **07/08/2006**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 260,500 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 9 August 2006.

Reference No **TG-060728-53351**

Company Name	:	TOP GLOVE CORPORATION BHD
Stock Name	:	TOPGLOV
Date Announced	:	31/07/2006

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "COMPANY")** **Top Glove Sdn. Bhd., a wholly owned subsidiary of Top Glove acquisition of 7.50 million ordinary shares representing 100% interest in B Tech Industry Company Limited, a company incorporated in Thailand.**

Contents :

We refer to the announcement made by the Company on 8 May 2006 in relation to the above-mentioned subject matter.

We wish to announce that pursuant to the conditions precedent as set out in the share sale agreement, the acquisition is deemed completed. Henceforth, B Tech Industry Company Limited will be a wholly owned subsidiary of Top Glove Sdn. Bhd.

This announcement is dated 31 July 2006.

Reference No **CS-060713-4AB6A**

Company Name	:	TOP GLOVE CORPORATION BHD
Stock Name	:	TOPGLOV
Date Announced	:	13/07/2006

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter -Reference ID	:	**IJ-060712-51662**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "COMPANY") - Article Entitled: Top Glove outlines bullish targets on global demand**

Contents :

Reference is made to Bursa Malaysia Berhad's (Bursa Malaysia) query by letter dated 12 July 2006 in relation to the above article as appearing in The New Straits Times, Business Times section, page 39, on Wednesday, 12 July 2006, in particular, to the following statement as highlighted:

"the company making a net profit of RM113 million on the back of a turnover of RM1.26 billion in 2007."

The Board of Directors would like to inform Bursa Malaysia that the net profit of RM113 million and turnover of RM1.26 billion for financial year ending 2007 quoted above is based on the Company's historical group net profit and turnover computation based on an 8-years average growth rate.

Appended below is an extract of the Company's pro-forma and historical group turnover and net profit record based on the audited accounts from the financial years ended 1997 to 2005 (being the latest audited accounts available):

Proforma/Historical Group Sales and Net Profits Extracted From
The Audited Accounts For The Financial Years Ended 31 August 1997 To 2005

Financial Year Ended 31 August	Turnover Achieved RM'000	Growth Rate %	Net Profit Achieved RM'000	Growth Rate %
1997	35,453		4,291	
1998	48,493	36.78%	7,072	64.81%
1999	70,198	44.76%	9,824	38.91%
2000	103,161	46.96%	11,624	18.32%
2001	138,862	34.61%	15,902	36.80%
2002	180,202	29.77%	18,059	13.56%
2003	265,089	47.11%	25,259	39.87%
2004	418,133	57.73%	39,534	56.51%
2005	641,827	53.50%	58,141	47.06%
Total growth rate from year 1997		**351.22%**		**315.84%**

to 2005			
Average annual growth rate per year from 1997 to 2005	**43.90%**		**39.48%**

Based on the above tabulation, the Company's average turnover and net profit growth rate was 43.90% and 39.48% respectively. Therefore based on this computation, the Company is targeting the annual growth rate to continue in the region of 40% for the coming years ending 2006 and 2007. As such, based on this computation, the Company's projected revenue and net profit for the financial year ending 2006 of RM900 million and RM81 million and for financial year ending 2007 of RM1.26 billion and RM113 million respectively.

The Company intends to maintain this target by continuously placing extra effort in the commissioning of new factories and production lines, deploying various marketing and business strategies to achieve both the revenue and net profit targets.

The projected figures mentioned in the above paragraph have not been reviewed by any external auditors.

This announcement is dated 13 July 2006.

Query Letter content :
We refer to the above article appearing in The New Straits Times, Business Times section, page 39 on Wednesday, 12 July 2006, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"... the company making a net profit of RM113 million on the back of a turnover of RM1.26 billion in 2007."
In accordance with Bursa Securities' Corporate Disclosure Policy, you are requested to furnish Bursa Securities with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same, including the relevant bases and assumptions in arriving at the above forecast. In this respect, you are also required to confirm whether the accounting bases, calculations and assumptions have been reviewed by the external auditors.

Please furnish Bursa Securities with your reply within one (1) market day from the date hereof.

Yours faithfully

CHONG FUI TZY
Sector Head

Issues & Listing
Group Regulations
CFT/IJ
c.c. En. Chung Tin Fah
Securities Commission (via fax)

General Announcement
Reference No **CS-060713-4AB68**

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**13/07/2006**

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "COMPANY") - PUBLIC SHAREHOLDING SPREAD**

Contents :

The Board of Directors of Top Glove wishes to announce that the Company has complied with the level of public shareholding spread as prescribed under paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad wherein a listed issuer must have at least 25% of its listed shares in the hands of a minimum of 1000 public shareholders holding not less than 100 shares each.

The public shareholding spread of the Company as at 30 June 2006 stands at 44.30% of the total shareholding in the hands of 1,274 public shareholders.

The above public shareholding spread is calculated based on the issued and paid-up capital of 191,806,600 ordinary shares. The additional 137,400 new ordinary shares issued on 26 June 2006 pursuant to the Employees' Share Option Scheme was only granted listing and quotation on 7 July 2006.

This announcement is dated 13 July 2006.

LISTING'S CIRCULAR NO. L/Q : 37555 OF 2006
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **05/07/2006**

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 7% per share tax exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [23 August 2006]

2) The last date of lodgement : [25 August 2006]

3) Date Payable : [15 September 2006]

LISTING'S CIRCULAR NO. L/Q : 37544 OF 2006

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **05/07/2006**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 137,400 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 7 July 2006.

Entitlements (Notice of Book Closure)
Reference No **CS-060704-1F7B3**

Company Name	:	TOP GLOVE CORPORATION BHD
Stock Name	:	TOPGLOV
Date Announced	:	04/07/2006

EX-date :**23/08/2006**
Entitlement date :**25/08/2006**
Entitlement time :**04:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Interim Tax Exempt Dividend of 7%
Period of interest payment : to
Financial Year End :**31/08/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Securities Services (Holdings) Sdn. Bhd.
Level 7, Menara Milenium
Jalan Damanlela
Pusat Bandar Damansara
Damansara Heights
50490 Kuala Lumpur
Tel: 03-2084 9000
Payment date :**15/09/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**25/08/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Percentage**
Entitlement in percentage (%) :**7**
Remarks

Financial Results

Reference No **TG-060703-31592**		
Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**04/07/2006**
Quarterly report for the financial period ended	:	**31/05/2006**
Quarter	:	**3**
Financial Year End	:	**31/08/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 3Q06 financial.xls   TopGlove- 3Q06 notes.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION

31/05/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/05/2006	31/05/2005	31/05/2006	31/05/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	247,830	159,173	685,024	447,045
2	Profit/(loss) before tax	24,600	17,118	68,867	48,122
3	Profit/(loss) after tax and minority interest	21,238	14,801	59,598	41,636
4	Net profit/(loss) for the period	21,238	14,801	59,598	41,636
5	Basic earnings/ (loss) per share (sen)	11.11	7.88	31.35	22.27
6	Dividend per share (sen)	3.50	3.00	3.50	3.00

		AS AT END OF CURRENT	AS AT PRECEDING FINANCIAL YEAR

		QUARTER	END
7	Net assets per share (RM)	1.4250	1.1450

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

Remarks : the calculation of basic earnings per share for both the current quarter and year-to-date ended 31 May 2006 is based on the weighted average of issued and paid up share capital of 191,189,370 and 190,129,117 shares respectively. As for the corresponding quarter and year-to-date ended 31 May 2005 is based on the weighted average of issued and paid up share capital of 187,835,054 and 186,984,289 shares respectively.

General Announcement
Reference No **TG-060629-61256**

Company Name	:	TOP GLOVE CORPORATION BHD
Stock Name	:	TOPGLOV
Date Announced	:	29/06/2006

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BERHAD ("Top Glove" OR "the Company") SCHEDULED DATE FOR RELEASE OF 3RD QUARTER RESULTS FOR FINANCIAL PERIOD ENDED 31 MAY 2006**

Contents :

The Board of Directors of Top Glove wishes to announce that the 3rd Quarter results of the Company for the financial period ended 31 May 2006 is scheduled to be released to Bursa Malaysia Securities Berhad on 4 July 2006.

This announcement is dated 29 June 2006.

LISTING'S CIRCULAR NO. L/Q : 37152 OF 2006

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**07/06/2006**

Subject : TOPGLOV-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 357,100 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 9 June 2006.

END